Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

United States

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

July 25, 2018

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor Mr. Jeff Kauten, Esq., Attorney-Advisor Mr. Craig Wilson, Senior Assistant Chief Accountant Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc. (the “Company”)

Registration Statement on Form F-1, as amended (File Number: 333-225813)

Registration Statement on Form 8-A, as amended (File Number: 001-38590)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 P.M., Eastern Daylight Time on July 25, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 16, 2018, through the date hereof:

Preliminary Prospectus dated July 16, 2018:

765 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the prospective underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Daniel Wetstein
Name:	Daniel Wetstein
Title:	Managing Director

[Signature Page to Acceleration Request]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Akram Zaman
Name:	Akram Zaman
Title:	Managing Director

[Signature Page to Acceleration Request]

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ John Mahoney
Name:	John Mahoney
Title:	Managing Director

[Signature Page to Acceleration Request]